COLLINS/BAY ISLAND SECURITIES LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2022

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8- 53021

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Collins/Bay Island Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

611 Fair Street
(No. and Street)

Franklin	TN	37064
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Budge Collins	(949) 644-5771	budge@collinsbis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA
(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd, Suite 404	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Collins/Bay Island Securities, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

AMANDA TAYLOR
NOTARY PUBLIC - STATE OF COLORADO
NOTARY ID 20094039186
MY COMMISSION EXPIRES DEC 12, 2026

Signature: Budge Collins

Title: President

Amanda Taylor
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Collins/Bay Island Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Collins/Bay Island Securities, LLC as of December 31, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Collins/Bay Island Securities, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Collins/Bay Island Securities, LLC 's management. My responsibility is to express an opinion on Collins/Bay Island Securities, LLC 's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Collins/Bay Island Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Collins/Bay Island Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Collins/Bay Island Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Collins/Bay Island Securities, LLC 's auditor since 2014.
Tarzana, California
February 3, 2023

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2022

ASSETS		
Cash and cash equivalents	$	470,851
Securities owned, at fair value		6,590,457
Accounts receivable		73,214
Property and equipment, net of accumulated depreciation of $368,051		293,328
Right of Use Asset/Office Lease		83,958
Other assets		10,387
	$	7,522,195
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	97,815
Accrued pension and profit sharing contributions		47,540
Due to member		47,261
Office Lease Liability		89,640
Total liabilities		282,256
Member's equity		7,239,939
	$	7,522,195

The accompanying notes are an integral part of these financial statements

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2022

Revenues		
Administrative fees - referral revenues on management fees	$	574,298
Administrative fees - referral revenues on performance fees		152,213
Gain on lease termination		53,609
Realized appreciation on securities		6,377
Unrealized loss on securities		(35,698)
Gain on sale of property and equipment		39
Interest and dividend income		29,807
Total revenues		780,645
Expenses		
Payroll and payroll taxes		700,725
Promotion and travel		198,289
Employee benefits		81,585
Rent		110,240
Professional fees		57,844
Depreciation		36,927
IT Consulting		27,179
Subscriptions		26,246
Office Supplies and Expense		25,951
Other		58,803
Total expenses		1,323,789
Net loss before income taxes		(543,144)
Income tax expense		6,800
Net loss	$	(549,944)

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2022		
Member's equity, beginning of year	$	7,939,883
Member distributions		(150,000)
Net loss		(549,944)
Member's equity, end of year	$	7,239,939

The accompanying notes are an integral part of these financial statements

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2022		
Cash flows from operating activities		
Net loss	$	(549,944)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		36,927
Gain on lease termination		(53,609)
Realized appreciation on securities		(6,377)
Unrealized loss on securities		35,698
Gain on sale of property and equipment		(39)
Changes in operating assets and liabilities:		
Accounts receivable		114,188
Other assets		5,558
Accounts payable and accrued expenses		27,706
Deferred rent		7,677
Net cash used in operating activities		(382,215)
Cash flows from investing activities		
Purchase of securities		(17,601)
Proceeds from sale or redemption of securities owned		625,626
Proceeds from sale of property and equipment		900
Purchases of property and equipment		(73,903)
Net cash provided by investing activities		535,022
Cash used in financing activities		
Member distributions		(150,000)
Net increase (decrease) in cash and cash equivalents		2,807
Cash and cash equivalents, beginning of year		468,044
Cash and cash equivalents, end of year	$	470,851
Supplemental disclosure of Cash Flow Information:		
Cash paid during the year for:		
Income taxes	$	6,800
Interest	$	-

Note 1: Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company specializes in marketing third-party private investments.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement

Note 1: Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

<u>Investments in Securities</u>

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

<u>Investments in Private Investment Companies</u>

Investments in private investment companies are valued, as a practical expedient, utilizing the net asset valuations provided by the underlying private investment companies, without adjustment, when the net asset valuations of the investments are calculated (or adjusted by the Company if necessary) in a manner consistent with GAAP for investment companies. The Company applies the practical expedient to its investments in private investment companies on an investment-by-investment basis, and consistently with the Company's entire position in a particular investment, unless it is probable that the Company will sell a portion of an investment at an amount different from the net asset valuation. If it is probable that the Company will sell an investment at an amount different from the net asset valuation or in other situations where the practical expedient is not available, the Company considers other factors in addition to the net asset valuation, such as features of the investment, including subscription and redemption rights, expected discounted cash flows, transactions in the secondary market, bids received from potential buyers, and overall market conditions in its determination of fair value.

COLLINS/BAY ISLAND SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 1: Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results may differ from those estimates.

The fair value of investments is based on management estimates. Management reviews its estimates on an annual basis and, where necessary, makes adjustments prospectively.

Property and Equipment

Property and equipment is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years. Expenditures for major renewals and improvements are capitalized while minor replacements, maintenance and repairs that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. The Company capitalizes all purchases in excess of $1,000.

Income Taxes

The Company is a limited liability company, is and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2018.

Concentration of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution per depositor. In 2022, the Company received 37% of its management fee revenues and 96% of its performance fee revenues from one manager and 27% of its management fee revenues from another manager.

Note 2: ASC 606 Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

Note 2: ASC 606 Revenue Recognition (continued)

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)", from which the Company generates its revenue categorizations. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees; M&A advisory; account supervision and investment advisory services; administrative fees; revenue from research services; rebates from exchanges, ECNs, and ATSs; 12b-1 fees; Mutual fund revenue other than concessions or 12b-1 fees; execution services; clearing services; fees earned on customer bank sweep (FDIC insured products) programs; fees earned from sweep programs into '40 Act investments; networking fees from '40 Act companies; and other fees.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments, and any interest and/or dividends on securities held in Firm inventory.

Note 3: Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets measured at fair value as of December 31, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Investment Class				
U.S. Treasury bills	$ 1,167,047	$ -	$ -	$ 1,167,047
Common Stock	5,423,410	-	-	5,423,410
Total Investment at Fair Value	$ 6,590,457	$ -	$ -	$ 6,590,457

Note 4: Property and equipment

Property and equipment consists of the following at December 31, 2022:

Automobile	$	51,737
Office equipment		23,499
Furniture and fixtures		586,143
Less: accumulated depreciation		(368,051)
Property and equipment, net	$	293,328

Depreciation expense for the year ended December 31, 2022 was $36,927.

Note 5: Leases

The Company determines at contract inception whether the arrangement 1) contains a lease based on its ability to control a physically distinct asset for more than 12 months, and 2) whether the lease should be classified as an operating or finance lease.

Operating leases are reflected as operating ROU ("Right of Use") assets and operating lease liabilities in the accompanying balance sheet. Operating ROU assets and operating lease liabilities represent the Company's obligation to make payments arising from the lease. The operating ROU asset also includes any lease payments made and excludes lease incentives. The liabilities are measured at the commencement date based on the present value of lease payments over the lease term utilizing our incremental borrowing rate. Lease payments are typically discounted at our incremental borrowing rate as the interest rate implicit in the lease cannot be readily determined in the absence of key inputs which are typically not reported by our lessors. Judgment was used to estimate the incremental borrowing rate associated with these leases based on relevant market data and Company inputs applied to accepted valuation methodologies.

The Company recognizes lease expense relating to its operating leases on a straight-line basis over the lease term, which commences when the Company controls the leased asset.

Pursuant to a Conditional Lease Termination Agreement dated December 1, 2021, the Company's property lease originally scheduled to terminate on November 30, 2024 was mutually terminated by the Company and the Company's landlord on June 30, 2022. This termination resulted in a gain on lease termination of $53,609 which was recorded on June 30, 2022.

Note 5: Leases (continued)

Under a lease agreement commencing on June 1, 2022, The Company leases office space through July 31, 2025. The lease agreement includes two months of abatement which is incorporated in the rent expense calculation. For the fiscal year ended December 31, 2022, rent expense was $110,240. At December 31, 2022, future minimum lease payments under the lease agreement were as follows:

December 31,	Future Minimum Lease Payments
2023	$ 37,165
2024	$ 38,280
2025	$ 22,798
Total	**$ 98,243**

The present value of $89,640 includes imputed interest of $8,602 which was calculated using a 5.0% discount rate.

Note 6: Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company's net capital was $6,036,922 which was $6,023,702 in excess of its minimum net capital requirement of $13,220. The Company's net capital ratio was 0.03 which is within the normal range.

Note 7: Pension and profit-sharing plans

The Company has a profit-sharing plan and 401(k) plan for the benefit of its eligible employees, as defined by the plan. The Company makes a 3% safe-harbor contribution and a profit-sharing contribution to this plan which is at the discretion of its sole Member. The Company's safe-harbor and profit-sharing contribution to the profit-sharing plan and 401(k) plan for the year ended December 31, 2022 is $24,195 for the safe-harbor contribution and $23,345 for the profit-sharing contribution (for a total contribution of $47,540), all of which has been accrued as of December 31, 2022.

COLLINS/BAY ISLAND SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2022

Note 8: Subsequent event

Management has reviewed the results of operations for the period of time from December 31, 2022 through February 3, 2023, the date the financial statements were available to be issued, and has determined that there have been no events that have occurred that would require adjustments to its disclosures in the financial statements.

COLLINS/BAY ISLAND SECURITIES LLC

Schedule I

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

Member's equity		$ 7,239,939
Less nonallowable assets		
Accounts receivable		73,214
Property and equipment, net		293,328
Other assets		10,387
		376,929
Net capital before haircuts		6,863,010
Haircut, security positions		826,088
Net capital		$ 6,036,922
Aggregate indebtedness		$ 198,298
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 13,220
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital		$ 6,023,702
Percentage of aggregate indebtedness to net capital	$ 198,298 / $ 6,036,922	3%

A reconciliation with the Company's net capital as reported was not included as there were no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5, Part II-A filing as of December 31, 2022, and the computation contained herein.

COLLINS/BAY ISLAND SECURITIES LLC

Schedule II

SUPPLEMENTARY INFORMATION
DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3(e) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

The Company has no reserve deposit obligations under SEC 15c3-3(e) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

COLLINS/BAY ISLAND SECURITIES LLC

Schedule III

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3(b) OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2022

The Company has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

Collins/Bay Island Securities LLC Exemption Report

We, as members of management of *Collins/Bay Island Securities LLC* ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2022. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers, and did not carry broker-dealer proprietary accounts as defined in the Securities and Exchange Act Rule 15c3-3. The Company limits its business activities to acting as a finder business for private placements of limited partnership investments between hedge funds and primarily large institutional activities.

The Company has maintained compliance with the above throughout the period from January 1, 2022 through December 31, 2022, without exception.

Collins Bay Island Securities LLC

By:

____
(Budge Collins, President)

2/3/2023
____
(Date)

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Collins/Bay Island Securities, LLC
Franklin, Tennessee

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Collins/Bay Island Securities, LLC, stated that Collins/Bay Island Securities, LLC's, business activities are limited to finder business for private placements of limited partnership investments between hedge funds and primarily large institutional activities and that it has not held customer funds or securities and that Collins/Bay Island Securities, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 6 of the related FAQ issued by SEC state on April 4, 2014. Collins/Bay Island Securities, LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2022, without exception. Collins/Bay Island Securities, LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Collins/Bay Island Securities, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 3, 2023